Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company:  Pure Resources, Inc.
                                                   Commission File No. 001-15899

                                                         Dated:  October 2, 2002



                                       UNOCAL
                                       2141 Rosecrans Avenue, Suite 4000
                                       El Segundo, California 90245


                        [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                  NEWS RELEASE

                                       Contact: Barry Lane (Media)
                                                310-726-7731
                                                Robert Wright (Investors)
                                                310-726-7665

Unocal Increases Exchange Ratio of Exchange Offer for Pure Resources Shares

EL SEGUNDO, Calif., Oct. 2 -- Unocal Corporation (NYSE: UCL) today said its Union Oil Company of California subsidiary is increasing the exchange ratio of the pending exchange offer for shares of Pure Resources, Inc. (NYSE: PRS) to
0.70 shares of Unocal common stock for each share of Pure's common stock not currently owned by Unocal.

Unocal will file amended offering documents with the U.S. Securities and Exchange Commission shortly. Effective immediately, the exchange offer has been extended until 12:00 midnight, New York City time, on Thursday, Oct. 17, 2002.

Unocal also said that it is engaged in discussions with members of Pure's senior management to obtain their agreements to surrender all put rights relating to shares of Pure common stock and options to purchase Pure common stock, in exchange for a further increase in the exchange ratio for all Pure stockholders to 0.74 shares of Unocal common stock for each share of Pure common stock.

Unocal said that the increased exchange ratio of 0.70 represents the highest ratio that Unocal will offer in a transaction not involving the surrender of the put rights. The proposed further increase in the exchange ratio to 0.74 represents the highest ratio that will be offered if satisfactory agreements are reached with the holders of the put rights to surrender those rights for no additional consideration. There can be no assurance that such agreements will be reached.
Based on Unocal's closing stock price on Oct. 1, 2002, the revised 0.70 exchange ratio and the potential 0.74 exchange ratio represent a 28.1-percent and 35.4-percent premium, respectively, to Pure's closing price immediately prior to the announcement of Unocal's exchange offer on Aug. 20, 2002.

"The amendment to increase our exchange ratio to 0.70, and the proposal we are discussing to further increase the exchange ratio if all the put rights are surrendered, represent the highest exchange ratios we will offer," said Charles
R. Williamson, Unocal's chairman and chief executive officer. "If neither of these alternatives result in our owning at least 90 percent of the outstanding shares of Pure common stock, our offer will expire, the transactions contemplated by the offer will not be completed, and we will continue to hold our 65 percent interest in Pure."

The offer remains subject to conditions included in the offer as commenced on Sept. 5, 2002, including the condition that a sufficient number of Pure shares are tendered to result in Union Oil owning at least 90 percent of Pure's outstanding common stock. Unocal's revised offer will be subject to the condition that the injunction preventing consummation of our offer, which was issued yesterday by the Delaware Chancery Court, is lifted or is otherwise inapplicable and Unocal and Union Oil are satisfied with the status of the litigation against them that is pending in the Delaware Chancery Court, including any appeals. Unocal also said that the mini-tender offer announced by TRC Capital on Sept. 4, 2002, did not trigger a condition of Unocal's offer.

Unocal also reported that it has been advised by the depositary for the exchange offer that, as of Oct. 1, 2002, the number of Pure shares that have been tendered and not withdrawn is 450,404.

Additional information

A prospectus, which is part of the Unocal Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of Pure. Investors and stockholders of Pure are urged to read all of these documents carefully and the Amended Registration Statement and Schedule TO when they become available. These documents contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer. Unocal has filed its Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission (SEC). Investors and stockholders are able to obtain free copies of these documents through the SEC's web site, www.sec.gov. For additional information on the exchange offer or copies of any of the offering materials, stockholders may contact D.F. King & Co., Inc., at 800-769-6414. In addition, Merrill Lynch is the dealer-manager for the exchange offer and may be contacted at 866-276-1462.

In addition to the amended Registration Statement on Form S-4, Schedule TO, prospectus and related exchange offer materials, both Unocal and Pure file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, or other information filed by Unocal or Pure at the SEC public reference room at 450 Fifth Street, NW, Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York City, N.Y., and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. The SEC filings by Unocal and Pure are also available to the public from commercial document- retrieval services and at the SEC web site.

About Unocal Corporation

Unocal is one of the world's largest independent natural gas and crude oil exploration and production companies. Based in El Segundo, Calif., Unocal's principal production operations are in North America, Asia, and the North Sea. Unocal is also one of the world's largest producers of geothermal energy with operations in Indonesia and the Philippines. More information about the company is available at www.unocal.com .

About Pure Resources, Inc.

Pure is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the U.S. Pure was formed in May 2000 through the combination of Titan Exploration, Inc., and the Permian Basin business unit of Unocal Corporation.

This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K, in each case as amended, and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.